SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ERRATUM 2Q10 Earnings Release

São Paulo, Brazil, August 11, 2010 --- BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading thermoplastic resin producer in the Americas, informs, as a result of a conceptual revision in order to better reflect the changes in the Company s pro forma cash in the cash flow, changes in item 3.7. Free Cash Flow and Exhibit VIII of the Earnings Release disclosed on August 10, 2010.

Changes are listed below and a full version of the earnings release including these changes is available in our IR website, at www.braskem.com/ir.

3.7 Free Cash Flow

Operating cash flow of Braskem in 2Q10 was R$771 million, compared to R$1.1 billion in the previous quarter, corresponding to a reduction of R$285 million. In 2Q10, working capital contributed with R$288 million. The key drivers of this increase were (i) the increase of R$755 million in the Suppliers line, (ii) the positive variation of R$294 million in the Marketable Securities line, related to the shortening of transactions maturities, which were reclassified as cash equivalents; partially offset by (iii) the negative variation of R$328 million in the Accounts Receivable line, due to Quattor s increased sales and the booking of PP America s sales (which had no balance sheet in 1Q10) and (iv) the increase of R$461 million in our Inventories, due to the increased volume of resins in our inventories, as previously explained.

Million of R$	2Q10	1Q10	2Q09	1H10	1H09
Operating Cash Flow	771	1,056	1,396	1,827	1,629
Interest Paid	(266)	(179)	(231)	(445)	(426)
Income Tax and Social Contribution	(17)	(5)	(21)	(22)	(31)
Investment Activities	(1,702)	(327)	(189)	(2,029)	(539)
Free Cash Flow	(1,214)	545	955	(670)	633

As a result of the prepayment of debt, there was an increase in Interest Paid in the non recurring amount of R$ 44 million. This line was also impacted by the debt extension.

In 1H10, Free Cash Flow was negative R$670 million, compared with positive R$633 million in the same six-month period of 2009. The decrease basically reflects the acquisitions of Quattor, Polibutenos, Unipar Comercial and Sunoco Chemicals for R$1.4 billion in 2010.

For further information, visit our IR website at www.braskem.com.br/ir or contact our IR Team:

Luciana Ferreira	Roberta Varella	Marina Dalben
IRO	IR Manager	IR Analyst
Phone: (55 11) 3576 9178	Phone: (55 11) 3576 9266	Phone: (55 11) 3576 9716
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br	marina.dalben@braskem.com.br

EXHIBIT VIII
Cash Flow
(R$ million)

Cash Flow	2Q10	1Q10	2Q09	1H10	1H09
CONSOLIDATED

Profit (loss) before income tax and social contribution	101	(1,005)	1,795	(904)	1,692
Expenses (Revenues) not affecting Cash	382	1,975	(846)	2,357	(306)
Depreciation and amortization	360	365	347	725	670
Equity Result	(7)	(6)	12	(13)	20
Interest, Monetary and Exchange Restatement, Net	23	781	(1,151)	804	(918)
Minority Interest	11	204	0	215	0
Others	(5)	631	(54)	626	(77)
Adjusted Profit (loss) before cash financial effects	483	970	950	1,453	1,386
Asset and Liabilities Variation, Current and Long Term	288	86	447	373	243
Asset Reductions (Additions)	(177)	(569)	675	(746)	878
Marketable Securities	294	(190)	198	104	36
Account Receivable	(328)	(66)	58	(394)	(188)
Recoverable Taxes	236	(11)	131	225	82
Inventories	(461)	(145)	320	(606)	1,136
Advances Expenses	(60)	13	26	(47)	14
Other Account Receivables	141	(169)	(58)	(28)	(202)
Increase (Decrease) in Liabilities	465	655	(229)	1,120	(635)
Suppliers	755	866	(85)	1,621	(542)
Advances from Customers	(36)	25	(33)	(11)	8
Fiscal Incentives	0	4	1	5	(5)
Taxes Payable	(180)	(292)	(4)	(472)	0
Others	(73)	51	(108)	(23)	(96)
Operating Cash flow	771	1,056	1,396	1,827	1,629
Interest Paid	(266)	(179)	(231)	(445)	(426)
Income Tax and Social Contribution	(17)	(5)	(21)	(22)	(31)
Accounting Cash Generation	488	872	1,144	1,359	1,172
Investment Activities	(1,702)	(327)	(189)	(2,029)	(539)
Fixed Assets Sale	0	1	0	1	2
Investment	(1,360)	0	9	(1,360)	(1)
Fixed Assets	(318)	(319)	(142)	(637)	(482)
Intangible Assets	(24)	(9)	(56)	(33)	(58)
Subsidiaries and Affiliated Companies, Net	0	0	5	0	0
Financing Activities	1,118	(709)	(522)	409	(356)
Inflows	2,706	1,016	795	3,722	2,178
Amortization	(5,324)	(1,723)	(1,306)	(7,046)	(2,519)
Share Buy-Back	0	0	0	0	(8)
Dividends and Interest on Equity	(8)	(2)	(11)	(9)	(12)
Capital Adjustment	3,743	0	0	3,743	0
Others	0	0	0	0	5
Cash and Cash Equivalents Increase (Reduction)	(97)	(164)	439	(261)	277
Cash and Cash Equivalents at the beginning of the period	3,111	3,275	3,049	3,275	3,211
Cash and Cash Equivalents at the end of the period	3,014	3,111	3,488	3,014	3,488

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.